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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 70157

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/13/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mountainside Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Springfield Avenue, Suite 201
(No. and Street)

Summit	NJ	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Posner 908-277-2500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sobel & Co
(Name – *if individual, state last, first, middle name*)

293 Eisenhower Parkway	Livingston	NJ	07039
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ryan Posner _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mountainside Securities, LLC _____ , as of February 19 _____, 20 19 _____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____



_____
Signature

Member
_____
Title



Diane M. Fredricks
Notary Public



DIANE M FREDRICKS
Notary Public, State of New Jersey
My Commission Expires
December 29, 2023

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

MOUNTAINSIDE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

FILED PURSUANT TO RULE 17a-5(e)(3) OF THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT

MOUNTAINSIDE SECURITIES LLC

DECEMBER 31, 2018

CONTENTS





SOBEL & CO. LLC

293 Eisenhower Parkway
Livingston, NJ 07039-1711
Office: 973.994.9494
Fax: 973.994.1571
www.SobelCoLLC.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Mountainside Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mountainside Securities LLC as of December 31, 2018, and the related notes (collectively, referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mountainside Securities LLC as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mountainside Securities LLC's management. Our responsibility is to express an opinion on Mountainside Securities LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Mountainside Securities LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Sobel & Co., LLC

Certified Public Accountants

We have served as Mountainside Securities LLC's auditors since 2018.

Livingston, New Jersey
February 19, 2019

MOUNTAINSIDE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Cash	$	236,544
Due from Broker		1,750,103
Deposit with clearing broker		250,000
Prepaid Expenses		7,666
	$	2,244,313

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and other accrued expenses	$	9,611
Total Liabilities		9,611

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY:

Total Member's Equity		2,234,702
	$	2,244,313

The accompanying notes are an integral part of these financial statements.   **2**

NOTE 1 - ORGANIZATION AND SUMMARY OF
              SIGNIFICANT ACCOUNTING POLICIES:

Organization:
Mountainside Securities LLC ("Company" or "Mountainside") was formed in June 2018, in the state of Delaware for the purpose of registering as a FINRA broker-dealer. The Company is headquartered in Summit, New Jersey. The Company is registered with the Securities and Exchange Commission ("SEC") and is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB"). The Company sells mainly to institutional investors and high net worth retail investors.

The Company was approved by FINRA on November 13, 2018 and began trading operations on January 2, 2019.

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash:
The Company maintains cash accounts with several financial institutions. At times, the balances may exceed the Federal Deposit Insurance Corporation insurance limits.

NOTE 1 - ORGANIZATION AND SUMMARY OF
          SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Revenue Recognition:

The Company recognizes revenue in accordance with recently issued Accounting Standard Update (ASU) No. 2014-09 (See Note 3).

Income Taxes:

The Company is a single member LLC and as such, federal and state taxes are the responsibility of the member.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, disclosure and transition. At December 31, 2018, there are no significant income tax uncertainties that are expected to have a material impact on the Company's financial statements. In addition, no interest or penalties were recorded in 2018.

NOTE 1 - ORGANIZATION AND SUMMARY OF
              SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Recent Accounting Pronouncements:

In February 2016, the Financial Accounting Standards Board (FASB) issued an accounting pronouncement, *Leases,* which requires lessees to recognize a right of use asset and lease liability on the balance sheet for all leases with a term longer than 12 months.   Under this new pronouncement, a modified retrospective transition approach is required, and the new standard is applied to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. The standard is effective for annual reporting periods beginning after December 15, 2019. Earlier adoption is permitted subject to certain limitations. The Company is currently evaluating the effect the provisions of this ASU will have on the financial statements.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2018 through February 19, 2019, the date that the financial statements were available to be issued.

NOTE 2 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC, a subsidiary of The Bank of New York Mellon Corporation, ("Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities Exchange Act of 1934.

The Agreement provides for its termination upon a 90 day notice from either party or default under its terms. Pursuant to the agreement, the Company has a $250,000 interest earning deposit on account with the Clearing Broker.

NOTE 3 - REVENUE:

When operation commence, revenue will be recognized as follows:

Trading profit is recorded at the trade date. Trading profit represents the selling price of a security less its cost to acquire.

Agency Commission Income is recorded at trade date. Agency Commission Income represents the amount earned when a security is purchased and delivered directly in the customer's account. The Company receives a commission on each agency trade.

Syndicate Participation Income is recorded when received from the Underwriter Syndicate within thirty days of the end of the syndicate deal.

MOUNTAINSIDE SECURITIES LLC
NOTES TO FINANCIAL STATEMENTS   CONFIDENTIAL
DECEMBER 31, 2018

NOTE 4 - EXPENSE SHARING AGREEMENT:

Under the terms of an expense sharing agreement, the Company agrees to share certain operating expenses with a related party. For the period November 13, 2018 through December 31, 2018, the amount paid under the expense sharing agreement was $2,930.

NOTE 5 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2018, the Company's net capital is as follows:

	2018
Net capital	$ 2,227,036
Net capital requirement	100,000
Excess Net Capital	$ 2,127,036
Aggregate indebtedness to net capital	.43%

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 2) from having to furnish the "computation of reserve requirements."

NOTE 5 - NET CAPITAL REQUIREMENTS (continued):

There were no differences between this calculation of net capital and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2018.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades almost exclusively in municipal bonds and is therefore exposed to risks associated with this market.